Filed by CHP Merger Corp.

pursuant to Rule 425

under the Securities Act of

1933 and deemed filed

pursuant to Rule 14a-12

under the Securities

Exchange Act of 1934

Subject Company: CHP

Merger Corp. (File No. 001-39140)

HAPPY NEW YEAR FROM ALL OF US AT ACCELUS!

2021 proved to be an incredible year of progress for our new company, from the merger with Fusion Robotics to form Accelus to multiple product launches and international expansions. Even with the continued challenges of an unpredictable year and the significant business disruptions as we grew, combined, and transformed, the Accelus team stayed focused and executed throughout. We are proud to partner with you as team members, customers, investors, and peers, and we invite you to celebrate our 2021 successes with us!

THE LAUNCH OF ACCELUS

Our biggest accomplishment in 2021 was the successful business combination of Integrity Implants and Fusion Robotics to create Accelus. Accelus is poised to dramatically improve spine surgery and accelerate the move to minimally invasive procedures by pairing our industry-leading implants with streamlined, efficient, and affordable robotic solutions. This is a formula for success that Accelus expects it will be able to build on for years to come.

The North American Spine Society (NASS) 36th Annual Meeting was our big coming-out party following the merger, and we made sure to take full advantage of the opportunity to meet with spine surgeons, industry leaders, media representatives, investors, and key opinion leaders (KOLs). Our booth enabled our team to garner numerous qualified customer leads. This showing, judged against our own historical performance and that of our competitors at this conference, is even more impressive against the backdrop of the ongoing pandemic and many facilities’ strict travel restrictions. This was a welcome sign that Accelus’s message and product offerings are resonating well with spine surgeons.

Accelus was also able to make big waves online with the launch of our new website and social media pages, and our customers and colleagues have taken notice. We’ve had more than 20,000 visits to the new website since it launched in September 2021, and our 130 LinkedIn posts in 2021 garnered more than 210,000 views. We are excited to expand on these digital successes in 2022.

PORTFOLIO EXPANSION

Building upon our foundation of innovation, Accelus successfully launched several new products in 2021:

•	Remi™ Robotic Navigation System

Filed by CHP Merger Corp.

pursuant to Rule 425

under the Securities Act of

1933 and deemed filed

pursuant to Rule 14a-12

under the Securities

Exchange Act of 1934

Subject Company: CHP

Merger Corp. (File No. 001-39140)

•	LineSider® Open Pedicle Screw System with Non-Modular Screws

•	LineSider MIS Pedicle Screw System with Non-Modular Screws

•	FlareHawk®7 Percutaneous/MIS System

•	TiHawk9™ Sterile Pack

•	TiHawk7™ Non-Sterile Expandable Interbody Implants

•	Adjacent Segment Fixation (Alpha)

•	Mongoose™ Fixation System (Alpha)

REGULATORY CLEARANCES

Laying the groundwork for the success of these and future product launches, our regulatory team was able to gain clearances for several product introductions that greatly benefited us in 2021 and are expected to continue to do so in the years to come.

510(k) Clearances Received:

•	LineSider Spinal System Non-Modular Screws (K203367)

•	Toro™-L Interbody Fusion System Gen 1 (K203038)

•	Integrity Implants Navigated Instruments for use with Medtronic StealthStation (K212088)

Letters-to-File in Support of Product Launches:

•	LineSider Mongoose Alpha Launch (LTF-00047)

•	LineSider Adjacent Segment Fixation Launch (LTF-00048)

•	Sterile FlareHawk9 Oblique Shim Launch (LTF-00049)

International Clearances and Approvals:

•	CE mark approval for FlareHawk7 and FlareHawk9, allowing for launch in Spain, Portugal, Greece, and the UK

•	QMS and Product Licenses for FlareHawk SS and FlareHawk9 in Taiwan

•	Product Licenses for FlareHawk9 and FlareHawk7 in New Zealand

•	Special Access License for FlareHawk9 and FlareHawk7 in Singapore

INTELLECTUAL PROPERTY

The strength of Accelus is rooted in our innovation, and we continue to make significant strides to expand and strengthen our IP portfolio. In 2021, Accelus bolstered our IP position with:

•	9 issued patents

•	19 patent applications

Filed by CHP Merger Corp.

pursuant to Rule 425

under the Securities Act of

1933 and deemed filed

pursuant to Rule 14a-12

under the Securities

Exchange Act of 1934

Subject Company: CHP

Merger Corp. (File No. 001-39140)

•	5 trademark applications

EMPLOYEE AND FACILITY GROWTH

2021 was a record year of growth for our team, almost doubling our employees to more than 100 full-time workers. We expanded our geographic footprint from our corporate headquarters and distribution center in Palm Beach Gardens, Florida, opening both a software and robotics R&D and training lab near Boulder, Colorado and a cadaveric training lab in Carlsbad, California. These offices are strategically located throughout the country to help us attract the best employee talent and provide convenient touchpoints for our nationwide network of customers, distributors, KOL consultants, vendors, and investors.

SUCCESS BEGETS SUCCESS

We are extremely proud of our successes in 2021, and we are even more excited about the future. To each of our employees, thank you for your tireless work, passion, and dedication that allowed us to reach a completely new level in 2021. To our customers, thank you for your loyalty and support for our continued development of new innovations to help you improve patient outcomes. To our business partners, thank you for evolving with us to help provide best-in-class solutions for our customers and their patients. And, to our investors and board members, thank you for your continued trust in Accelus and your support as we look to build the most responsive and innovative spine company in the market. We are grateful for the role each of you play in our success. The future is bright, and we are just getting started.

Best wishes to you and yours for health, happiness, and prosperity in 2022!

Sincerely,

/S/ Chris Walsh

Chris Walsh

CEO & Co-Founder

Filed by CHP Merger Corp.

pursuant to Rule 425

under the Securities Act of

1933 and deemed filed

pursuant to Rule 14a-12

under the Securities

Exchange Act of 1934

Subject Company: CHP

Merger Corp. (File No. 001-39140)

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Our actual results may differ from our expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, our expectations with respect to future performance and anticipated financial impacts of the business combination (the “Business Combination”) with CHP Merger Corp. (“CHP”), the satisfaction of the closing conditions to the Business Combination, and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside our control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the ability to meet the closing conditions in the Business Combination Agreement, including due to failure to obtain approval of the stockholders of CHP and Accelus or certain regulatory approvals, or failure to satisfy other conditions to closing in the Business Combination Agreement; (2) the occurrence of any event, change, or other circumstances, including the outcome of any legal proceedings that may be instituted against CHP and Accelus following the announcement of the Business Combination Agreement and the transactions contemplated therein, that could give rise to the termination of the Business Combination Agreement or could otherwise cause the transactions contemplated therein to fail to close; (3) the inability to obtain or maintain the listing of the combined company’s common stock on the Nasdaq, as applicable, following the Business Combination; (4) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (5) the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably and retain its key employees; (6) costs related to the Business Combination; (7) changes in applicable laws or regulations; (8) the inability of the combined company to raise financing in the future; (9) the success, cost, and timing of Accelus’s and the combined company’s product development activities; (10) the inability of Accelus or the combined company to obtain and maintain regulatory approval for their products, and any related restrictions and limitations of any approved product; (11) the inability of Accelus or the combined company to identify, in-license, or acquire additional technology; (12) the inability of Accelus or the combined company to maintain Accelus’s existing license, manufacturing, supply, and distribution agreements; (13) the inability of Accelus or the combined company to compete with other companies currently marketing or engaged in the development of treatments for the indications that Accelus is currently pursuing for its product candidates; (14) the size and growth potential of the markets for Accelus’s and the combined company’s products and services, and each of their ability to serve those markets, either alone or in partnership with others; (15) the pricing of Accelus’s and the combined company’s products and services and reimbursement for medical procedures conducted using Accelus’s and the combined company’s products and services; (16) Accelus’s and the combined company’s estimates regarding expenses, future revenue, capital requirements, and needs for additional financing; (17) Accelus’s and the combined company’s financial performance; (18) the impact of COVID-19 on Accelus’s business and/or the ability of the parties to complete the Business Combination; and (19) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” in CHP’s Registration Statement on Form S-4 filed with the Securities and Exchange Commission (the “SEC”) on February 15, 2022, and in CHP’s other filings with the SEC.

Accelus cautions that the foregoing list of factors is not exclusive. Accelus cautions investors not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Accelus does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the Business Combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.